[Letterhead of Arnold & Porter Kaye Scholer LLP]

March 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Kluck

     Special Counsel

     Office of International Corporate Finance

Re:	Republic of Colombia

Registration Statement under Schedule B

of the Securities Act of 1933 (File No. 333-284683)

Ladies and Gentlemen:

On behalf of the Republic of Colombia (the “Republic”) we submit this letter in furtherance of the calls with the staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 3, 2025 and March 5, 2025.

The Republic respectfully submits below certain additional disclosures proposed to be included in an amendment to the Republic’s annual report on Form 18-K for the year ended December 31, 2023, filed with the Commission on September 13, 2024, as amended by Amendment No. 1 thereto on Form 18-K/A, filed with the Commission on November 7, 2024, and by Amendment No. 2 thereto on Form 18-K/A, filed with the Commission on February 4, 2025 (the “2023 Annual Report”).

Disclosure to be included in Amendment No. 3 on Form 18-K/A to the 2023 Annual Report:

Republic of Colombia

Foreign Affairs

On January 26, 2025, after President Petro’s refusal to accept two repatriation flights from the U.S. that were previously authorized, the president of the United States, Donald J. Trump, announced that he would seek a broad package of sanctions, tariffs and other actions. The announced tariffs would commence at 25% and increase in a week to 50% on exports from the Republic into the United States. The Secretary of State of the United States, Marco Rubio ordered a suspension of visa issuance at the U.S. Embassy’s Bogota consular section.

On January 26, 2025, the Colombian government announced that it would receive Colombians deported from the United States, and based on that agreement, the broad package of sanctions and tariffs would not be signed or implemented by the United States. Sanctions with regards to visa issuances remained in place until the repatriation flights resumed.

On January 28, 2025, after the repatriation flights resumed, diplomatic relations between the two countries returned to normal, and sanctions and tariffs are no longer expected to be imposed by either country.

Diplomatic channels between Colombia and the United States are currently open and the Colombian government expects those channels to remain open.

Nevertheless, as part of a precautionary fiscal risk management strategy, Colombia undertook a risk analysis of the possible effects of U.S. sanctions, if they were to be imposed, in its most recent Financial Plan published in February 2025. The risk analysis scenario modeled a theoretical 25% tariff imposition on Colombian goods imported by the United States, as well as the establishment of reciprocal tariffs by Colombia on goods imported from the United States. If this scenario were to materialize, the model projected that it would negatively impact Colombia’s GDP growth by 0.3%, cause a 0.6% increase in inflation, cause a 0.4% increase in interest rates, cause an increase in the U.S. dollar/COP exchange rate of Ps. 31 per U.S$1.00, cause a 1.8% increase in the current account deficit, cause a 0.03% increase in the fiscal deficit, and cause a 0.1% increase in Colombia’s net debt for 2025. There is no assurance that such projections would prevail in this scenario, and it is likely that outcomes would vary from the model’s projections.

Public Sector Debt

Public Sector External Debt

On March 6, 2025, Fitch Ratings reaffirmed Colombia’s long term foreign currency issuer rating at BB+ and revised its outlook from stable to negative.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at gregory.harrington@arnoldporter.com or (202) 942 5082.

Very truly yours,

/s/ Gregory Harrington
Gregory Harrington